SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 13 November, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 13 November, 2014.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 13 November 2014

ING sells 34.5 million Voya shares for total proceeds of USD 1.4 billion

ING Group today announced the pricing for the sale of 34.5 million shares of common stock of Voya Financial Inc. that was announced on 12 November 2014. ING Group has sold approximately 30 million Voya shares at a price of USD 39.15 per share in the public offering. In addition ING Group has sold to Voya approximately 4.5 million shares for an aggregate amount of USD 175 million.

The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amount to approximately USD 1.4 billion (approximately EUR 1.1 billion at current exchange rates). The transactions are expected to settle on 18 November 2014. The sale of the total of 34.5 million shares from the combined transactions reduces ING Group’s stake in Voya from 32.5% to approximately 19%. As a result of the transactions, ING loses significant influence on Voya and will account for its stake in Voya as an available-for-sale investment going forward. The two remaining ING Group Directors will step down from the Board of Directors of Voya.

The transactions are expected to result in a net profit to ING at closing of approximately EUR 0.4 billion. This broadly reflects the difference between the EUR 2.1 billion book value of our 32.5% investment in Voya (which was fixed at the date of deconsolidation on 25 March 2014) and the market value of this stake of approximately EUR 2.5 billion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement and preliminary prospectus supplement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

NOTE FOR EDITORS

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare. For convenient access to the latest financial information and press releases both online and offline, download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 576 6386	+31 20 576 6396
Carolien.van.der.Giessen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 13 November, 2014